

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 11, 2018

<u>Via Email</u>
Mr. David K. Holeman
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

> **Re: Whitestone REIT**
> **Form 10-Q**
> **Response dated September 11, 2018**
> **File No. 001-34855**

Dear Mr. Holeman:

We have reviewed your September 11, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2018 letter.

<u>Note 6. Investment in Real Estate Partnership, page 13</u>

1.   We note from your response to comment 1 that you do not believe that collection of the consideration owed to you under the Contribution is probable. Please expand to describe to us the following:

    a. Your consideration of the cash flows, loan-to-value ratios, and other pertinent information for Pillarstone to support your conclusion, in light of the lack of disclosure in Pillarstone's public filings about uncertainties in its ability to satisfy obligations as they become due.

      b.   Your recourse should Pillarstone, a company majority owned by your CEO, fail to pay amounts owed to you by the agreed-upon date of December 8, 2018.

      c.   Reasons for considering (i) the contingent redemption of Pillarstone OP units and (ii) the assumption of $50.4 million of liabilities in the assessment of probability for collection of the consideration from Pillarstone, as the redemption does not appear to represent a present obligation from Pillarstone and Pillarstone owes the $50.4 million to other parties and not you.

2.   We note that the assets transferred to Pillarstone represent substantially all of its operations. Notwithstanding the comment above, please tell us your consideration of ASC 360-10-35-21 in determining whether to test the assets for recoverability. If you tested the assets for recoverability, describe to us the outcome of that test.

Item 4. Controls and Procedures, page 52

3.   We acknowledge your response to comment 2 and continue to consider it.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3395 with any questions.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
Commodities